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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67607

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER GLOBEOP MARKETS LIMITED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SOUTH ROAD
(No. and Street)

HARRISON (City) NEW YORK (State) 10528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH ATTANASIO (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name -- *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3\13

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2012

pwc

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2012

OATH OR AFFIRMATION

I, ELIZABETH ATTANASIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBEOP MARKETS LIMITED, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBEOP MARKETS LIMITED

Index

December 31, 2012

Report of Independent Auditors	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of GlobeOp Markets Limited:

We have audited the accompanying statement of financial condition of GlobeOp Markets Limited (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of GlobeOp Markets Limited at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GLOBEOP MARKETS LIMITED

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 923,870
Accounts receivable	190,088
Receivable from affiliate	614,266
Other assets	3,228
Total assets	$ 1,731,452
Liabilities and stockholder's equity	
Liabilities	
Accounts payable	$ 39,081
Current tax payable	44,149
Accrued expenses	79,033
Total liabilities	$ 162,263
Stockholder's equity	
Common stock (500,000 (£1 par) authorized, issued and outstanding)	898,675
Additional paid-in capital	86,499
Accumulated other comprehensive loss	(157,221)
Retained earnings	741,236
Total stockholder's equity	$ 1,569,189
Total liabilities and stockholder's equity	$ 1,731,452

The accompanying notes are an integral part of these financial statements.

1. Organization and nature of operations

The immediate parent undertaking of GlobeOp Markets Limited (the "Company") is Financial Models Corporation Limited (UK) which is registered in the United Kingdom and which holds 100% of the share capital of the company.

The ultimate parent undertaking and controlling party is SS&C Technologies Holdings, Inc. (the "Parent"), which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of SS&C Technologies Holdings, Inc. consolidated financial statements can be obtained from 80 Lamberton Road, Windsor, CT 06095 USA.

The Company was incorporated in the United Kingdom on November 7, 2005 and is a registered broker-dealer with the Securities and Exchange Commission and a member of both the Financial Industry Regulatory Authority ("FINRA") in the United States of America and the Financial Services Authority ("FSA") in the United Kingdom.

The Company provides electronic execution platforms that offer straight through trade processing of various investment products and provides clients with electronic access to offshore money market funds in order to invest their excess cash as well as offering web based performance reporting tools for hedge funds and their investors.

2. Summary of Significant accounting policies

Basis of Presentation
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash is comprised of cash at bank only. At December 31, 2012 all cash was held at major financial institutions in the United Kingdom. The balances held at United Kingdom financial institutions are in excess of the maximum amount covered by UK government insurance.

Deferred Taxation
Deferred tax is recognized in respect of all temporary differences that have originated but not reversed at the statement of financial condition date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the statement of financial condition date. Temporary differences are differences between the Company's taxable results and its results as stated in the financial statements. However, deferred tax assets are recognized as recoverable and therefore recognized, only when, on the basis of all available evidence, the Company considers that it is more likely than not there will be suitable profits, from which the future reversal of the underlying timing differences can be realized. Deferred tax is measured at the expected tax rates that apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the statement of financial condition date.

Foreign Currency Translation
Foreign currency transactions are accounted for at the exchange rate prevailing at the date of the transaction; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the statement of financial condition date, are recognized as a gain/loss on foreign currency exchange in the statement of operations as "Gain/Loss on foreign exchange".

The Company's functional currency is United Kingdom Pound Sterling. It is using United States Dollars as its reporting currency for the presentation of these financial statements.

The Company's operating result and financial condition are translated into the reporting currency as follows:

i. assets and liabilities for the statement of financial condition are translated at the closing rate at the date of the statement of financial condition;

ii. income and expenses for the statement of operations is translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

iii. all resulting exchange differences are recognized as a separate component of equity as other comprehensive income/(loss).

Guarantees
ASC 460, Guarantees, requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Employee Benefit Plan
The Company pays contributions to a privately administered benefit plan, which is a defined contribution plan. The Company contributes 4% of the employee's basic pay, provided the employee contributes a minimum of 1%. The contributions to the plan are recognized on the

accrual basis. There are no fees incurred by the Company relating to the administration of this plan.

The Company has no legal or constructive obligations to pay further contributions if the plan does not hold sufficient assets to pay all employees the benefits relating to employee service in the current or prior periods.

3. Related party transactions

The Company incurs costs from GFS Limited and GFS LLC whereby occupancy and office costs incurred by GFS Limited and GFS LLC are allocated to the Company based on employee headcount.

In 2012, the amount receivable from affiliate is the amount owed from GFS Limited, $614,266 (2011:$114,109 payable to GFS Limited). This is receivable as soon as reasonably practical.

4. Regulatory requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2012, the Company had net capital, as defined, of $670,031 which was $659,213 in excess of its net capital requirement of $10,818 and its ratio of aggregate indebtedness to net capital was 0.24 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

The Company is registered with the FSA, and is required to file its United Kingdom financial statements with them. Based on the most recent filing, the Company has capital of €1,085,485 and has a minimum capital requirement of €50,000 under FSA regulations which results in capital in excess of its minimum requirement of €1,035,485.

5. Concentration risk

The Company's clients primarily operate in the hedge fund industry. Accordingly, the Company is potentially exposed to events that would impact that industry. For the year ending December 31, 2012, one of the Company's clients comprised 98% of the Company's fee revenues. The company expects the risk of loss to be remote.

6. Subsequent events

Subsequent events have been evaluated through February 28, 2013, which is the date the financial statements were available to be issued.

There are no subsequent events which would require adjustments or disclosures to the financial statements.